SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE BOARD OF DIRECTORS OF BRASKEM S.A.

1.        Objectives

These Internal Rules (“Rules”) govern the operations of the Board of Directors (“Board” or “CA”) of Braskem S.A. (“Braskem” or “Company”), supporting its members by means of:

•	definition of its duties, as set forth in Braskem’s Bylaws (“Bylaws”) and in the Shareholders’ Agreements filed in the Company’s headquarters (“Shareholders’ Agreements”);
•	establishment of the communication system between the CA and the Braskem

Business Leader (“LN-Braskem”); and

•	definition of the CA support structure and the roles of the persons responsible for such support structure.

In the performance of their duties, the members of the CA shall act in strict compliance with the mission and values of the Company and conduct their work in accordance with the best Corporate Governance practices, the provisions of Law No. 6.404, of December 15, 1976, as amended, (“S.A. Laws”) and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), the Shareholders’ Agreement, as applicable, the Bylaws and these Regulations. It will be up to the members of the CA to comply with and to enforce these Rules, and must perform their duties respecting the duties of loyalty and diligence and keep the information to which they have access confidential.

2.            Duties

The CA must contribute to the protection and enhancement of the Company’s assets, based on a perspective of corporate sustainability, social responsibility and application of the best Corporate Governance practices in conducting business, seeking the best interest of the Company and adding value to all of its shareholders in the long term.

The CA shall have the following duties, among others arising from the law, from the Bylaws and from the Shareholders’ Agreements:

i.	Resolve on the LN-Braskem’s Action Program (“PA”);
ii.	Resolve on the Succession Plan of the Statutory Executive Board and the Officer Responsible for Compliance at Braskem (“R-Compliance”), according to the Shareholders’ Agreement;
iii.	Resolve on the proposal of parameters and criteria presented by the Executive Board, based on market references, for the remuneration of the Company’s Managers;
iv.	Resolve, in the event of Rectification of the Financial Statements, on the refund of an Erroneously Granted Compensation, including the definition of the amount and manner of the restitution, considering the terms of the Variable Compensation Refund Policy;
v.	Resolve on the implementation of an annual evaluation process of the CA, the Advisory Committees to the CA (“Advisory Committees” or “Committees”) and the Executive Secretariat of the CA;
vi.	To conduct, on an annual basis, the assessment of the LN-Braskem, as well as to analyze and discuss the results of assessments of the members of the Statutory Executive Board;
vii.	To express its opinion, at the time of the call of a Meeting to elect the Company’s Directors, on the adherence of candidates to the independence criteria established in the Company’s own policy and Resolution No. 23/21, as applicable, as well as evaluating in subsequent years to the election if the Directors declared independent remain adhering to the Company’s independence criteria, indicating and justifying any circumstances that may compromise their independence;
viii.	Resolve on the election of Directors and external members appointed by the P- CA to compose the CCAE, according to the Company’s Bylaws;
ix.	To express its opinion, on the occasion of the election of the external members appointed by the P-CA to compose the CCAE, on the adherence of candidates to the independence criteria established by CVM in Resolution No. 23/21 or other standard that may replace it, as well as assess, in the years following the election, whether the external members continue to adhere to the aforementioned criteria of independence;
x.	To resolve, on an annual basis, on the CCAE program, as well as the budget of the aforementioned Committee and its respective compliance area, intended to cover the expenses of its operation, which shall also include the resources and structure necessary for the performance of the duties of the area of internal audit;
xi.	To set forth the principles and goals of the Company in relation to compliance, as well as to assure the existence of the compliance system, ensuring an ethical, fair and transparent performance, in observance of the applicable regulations and laws, following up its development and effective implementation;

xii.	To resolve on the approach and methodology to be used to evaluate the Company’s Risk Exposure and the criteria and limits used for prioritization, to be reflected in the Global Corporate Risk Map, as well as revise them every two years or in shorter periods, if necessary;
xiii.	To resolve, annually, on the impact and probability scales for risk assessment;
xiv.	To resolve, annually, on the Global Corporate Risk Map;
xv.	To monitor the implementation and progress of priority Risk Treatment Plans under CA’s responsibility defined annually in the Global Corporate Risk Map in order to reduce Risk Exposure;
xvi.	Resolve on the annual internal audit plan;
xvii.	Assess the Qualification and the execution of an Indemnity Instrument, as applicable, with members and former members of the CA, members and former members of the CA’s Advisory Committees, as well as analyze and approve respective Expenditures;
xviii.	Assess the Qualification and execution of an Indemnity Instrument, as well as analyze and approve the respective Expenditures in cases where the competence originally lies with the CCAE, but which, as a result of the provisions established in the applicable Indemnity Policy, could or must be reviewed or approved by the CA;
xix.	Be aware, every six months, of the Indemnity Commitments that have been granted by the Company and those granted by Subsidiaries, as well as the Expenditures arising therefrom;
xx.	To assure the adoption and constant update by Braskem of the corporate governance system, meeting the best market practices;
xxi.	Appreciate Braskem’s initiatives linked to the Environmental, Social and Governance (“ESG”) criteria and encourage the adoption and constant updating of the best market practices applicable to its sector of operation;
xxii.	Resolve, in the first meeting after the election on the Board of Directors’ members at the Annual General Meeting, about the schedule of the ordinary meetings for the current and next years; and
xxiii.	Resolve, at the last meeting of each fiscal year, on the Basic Agenda of the ordinary meetings for the next fiscal year, as proposed by the P-CA, contemplating the activities under the competence of the CA.

3.               Chairman of the Board of Directors

The P-CA has the following duties, without prejudice to others which may be granted thereupon by the Shareholders’ Agreements, by the Bylaws and by the law:

i.	Comply and ensure compliance with the rules set forth in these Rules;
ii.	Assure the body’s efficiency and good performance;
iii.	Propose the dates and agendas of the Board of Directors’ Meetings of Braskem (“RCA” or “RCAs”);
iv.	Ensure that the call notice, agenda and supporting material of the RCAs are forwarded to the titular Board Members, by the Executive Secretary of the Board (“Governance Secretary” or “S-CA”), within the period stipulated in these Rules;
v.	Call, conduct and coordinate the RCAs;
vi.	To invite to take part at the CA meetings, whenever necessary or convenient, Braskem’s administrators, other members, assistants, as well as any other persons who hold information relevant to the purpose of the meeting. The invitation shall be made with the S-CA’s support;
vii.	Propose to the management the hiring of external consultants to, in particular situations, contribute to the CA’s tasks, observing the hiring process established in Braskem’s guiding documents on the matter;
viii.	Coordinate, with the support of the CPO, the preparation of the Succession Plan of the Statutory Executive Board and the R-Compliance, in this case previously heard by the CCAE, and submit it to the CA for consideration;
ix.	To allocate the Directors to compose each of the Committees, as well as appoint the respective coordinators, observing the experience and specific competences of each Director in view of the responsibilities of each Committee, in compliance with the Shareholders’ Agreement;
x.	Submit to the CA a list of candidates for external CCAE members, according to the Company’s Bylaws, as well as indicate the CA members who will compose the said Committee;

xi.	Annually propose the CA Continuing Education Program with support from the S-CA; and
xii.	Submit to the CA proposals for updating these Rules, which shall be previously considered by all Committees.

4.         Composition and Term of Office

As set forth in the Bylaws, the Board is composed of eleven (11) members and their respective alternates, elected or dismissed at any time by the Meeting.

The LN-Braskem and P-CA positions may not be filled by the same person.

The members of the Board of Directors shall have a unified term of office of two (2) years, with reelection being permitted.

At least twenty percent (20%) of the members of the Board of Directors shall be independent Directors, in accordance with the definition contained in the Company’s Policies.

When by virtue of compliance with the percentage referred to above the result is a fractional number of Directors, there shall be a round-up to the subsequent whole number.

The new members of the CA shall participate in the Onboarding Program for new Directors organized by the Corporate Governance area of the Company, which has the purpose of assisting the new Director to be familiar with the culture, the people, the business environment of the Company, and its compliance and corporate governance systems, upon (i) the receipt of information required to conduct their duties; (ii) the introduction to the executive officers to the Company; (iii) the understanding of the main businesses, activities and facilities of Braskem; and (iv) the participation in the training in compliance.

5.         CA Support Committees

The role of the Support Committees is to analyze matters to subsidize the resolutions incumbent upon the CA regarding the issues provided for in the Internal Rules, having no resolution powers by themselves.

The Committees shall be constituted by the CA’s resolution, which shall set forth their respective scopes and expected results.

5.1.     Permanent Committees

Committees which deal with matters the nature and goals of which remain unchanged through time shall be permanent. Its Directors have a term of office that coincides with that of the CA, having at least three (3) and at most five (5) members, one of whom is the coordinator of the Committee. There shall be no alternates in the Committees.

The Board relies on four (4) Permanent Committees: CFI, CPO, CECESG and CCAE.

The duties and manner of operation of these Committees are set forth in their respective Internal Rules approved by the CA.

5.2.     “Ad Hoc” Committees

Committees which performance takes place in relevant matters of a seldom nature. They have a limited term of effectiveness and are extinguished with the obtainment of the expected results, or within the term set forth in their constitution. The number of participants is set forth on a case-by-case basis.

6.	CA’s Communication System
6.1.	Matters for Resolution

The matters for resolution are submitted to the CA’s approval by initiative of the P-CA, of any of the Directors by means of the P-CA, or by the LN-Braskem by means of the S-CA, and they may be submitted to the CA by means of a Resolution Proposal (“PD” or “PDs”) whenever the nature and/or complexity of the subject so advises.

6.2.        Information Matters

Communications initiated by the Directors or by the LN-Braskem on relevant matters, distributed as reports or presented in the RCAs with the purpose of better enabling the Board for awareness, follow-up, analysis and, whenever applicable, resolution of matters of interest to the Company.

6.3.        Relevant Facts, Notices to the Market and other communications

The external communications regarding material facts and notices to the market shall be submitted by means of the Company’s Corporate Governance area to the Directors, no later than simultaneously to their external disclosure.

In addition to the material facts, any other fact which may materially impact the Company or which knowledge by the CA is important for its activities shall be communicated to the CA, by means of the Company’s Corporate Governance area.

7.   CA Operational System

7.1.	RCAs’ Call Notice and Agenda

The RCAs’ agendas shall be set forth by the P-CA with participation and proposal by the LN-Braskem.

The call notices and agendas must be sent by the P-CA, with the support of the S-CA, to the Directors at least ten (10) consecutive days in advance of the date of the meeting, unless the majority of its acting members exceptionally establish a shorter term, but not less than forty-eight (48) hours, and in these cases, a duly instructed agenda must be made available.

The documents relating to the Matters of Deliberation must be sent to the Directors seven (7) consecutive days in advance and the documents relating to the Matters of Information within five (5) days in advance.

7.2.	Resolution Proposal

The PDs are formal documents that may be used to submit the matters for resolution to the CA, as required by their nature and/or complexity, and shall have, in this event, a standard format as defined in Exhibit I to these Rules, and be prepared with the soundness required to a correct consideration of the matter by the CA, including the context, main terms and conditions of the transaction to be resolved, as well as the relation of the counterparty to the Company, its shareholders, Administrators1 and Close Relatives2 of Administrators, based on information provided to the Company in the Form referred to in Item 7.3.1 of these Rules.

1 Members of the Board of Directors and of the Statutory Executive Board.

2 Those are family members who are likely to have influence or be influenced by a person in the business of such board members with the entity, and include: (a) children, spouse or home companion of such person;

(b) children of such person’s spouse or home companion; and (c) such person, spouse and civil companion’s dependents.

The PDs shall be titled in view of the nature of the matter dealt with, pursuant to the following categories: disposal of assets, contract/commercial, financial, corporate governance/compliance, investments, legal, corporate or persons/organization.

The submission by the Directors of questions and comments on the PDs and the supporting material is advisable as early as possible, so as to improve the discussion and provide elements for a strict decision-making process.

Once approved with their original content or with the changes introduced by the CA, the PD shall be resolved on, with the production of its subsequent effects.

7.3.	Resolutions

The CA may only take resolutions with the attendance of the majority of its members and such resolutions shall be taken by the majority, in observance of the provisions of the Shareholders’ Agreements.

The CA resolutions which immediate disclosure in public minutes places any legitimate interest of the Company at risk shall be registered in separate minutes, to be filed in the Company’s headquarters. The subsequent public disclosure of the resolution, if applicable, shall be approved by the CA, unless if required by applicable laws or regulations.

In case any resolution is not implemented, or the conditions causing its approval are changed before its implementation, the resolution proposer shall inform the CA or, when applicable, submit a rectifying PD or propose the cancellation of the resolution in the immediately subsequent RCA.

In the controlled companies with minority partners with relevant corporate interest, especially those with board members representing these minority partners, the CA resolution implementation must respect the governance in effect for the controlled company.

7.3.1.	Conflict of Interests

Prior to their elections, the nominees to be members of the CA shall provide information on the equity interests held by them, their prior and current professional backgrounds, family relationship, among others, in a specific form to be made available by the Corporate Governance area of Braskem (“Form”). Such information shall be verified annually by the Directors and updated whenever any changes are made.

Such information shall be shared with the other members of the CA at the

Company’s Governance Website.

In case any Director is amidst conflict of interest with a certain resolution, he or she must refrain from taking part in the decision-making process regarding such resolution, and he shall also inform the CA of its impediment and state it in the RCA minutes. If he or she fails to express his or herself regarding any conflict of interest, any other Director with knowledge of the situation shall do so. Exceptionally, in order to protect its interests, the Company, by decision of the Legal Area, may restrict access by the conflicted Directors to information and materials related to the subject of conflict of interest, as well as to the part of the meeting dealing with the matter.

7.4.	Meetings

The RCAs will take place according to the approved calendar of ordinary meetings, which must be held at least six (6) and at most twelve (12) times, ordinarily, in each fiscal year, and extraordinarily, whenever called by the P-CA, depending on the necessity of the subjects to be dealt with.

The RCAs shall be held preferably at Braskem’s headquarters, and may be held remotely by conference call, video conference or any other means of communication that allows the identification of the Director and simultaneous communication with all other persons attending the meeting. The recording of the meetings is forbidden. The means of communication to be used by a Director shall be that informed by the Company’s Information Security Area. In case it is not possible to use the mean informed as above mentioned, the Director shall inform in advance the S-CA the mean of communication to be used, so that the Information Security Area may validate it.

In case of remote meetings, each Director shall be individually and solely liable for taking all measures required to assure the strict confidentiality of the meetings, and the access to any information dealt with in the meeting by persons not authorized by the P-CA is strictly forbidden.

The following may take part in the RCAs, as guests:

i.	The LN-Braskem;
ii.	Members of the LN-Braskem’s staff, when the nature of the matter(s) in the agenda so justifies, at the LN-Braskem’s discretion and with consent from the P- CA;
iii.	Member of the Legal Area acting as RCA secretary;
iv.	Member of the Corporate Governance area acting as S-CA; and
v.	external consultants and any other persons who hold information relevant to the purpose of the meeting, as long as they are invited by the P-CA, as provided for in paragraph vi of item 3 of these Rules.

7.4.1.	Absence or Vacancy of the P-CA or Director

In case of temporary absence or impediment, the CA’s members shall be replaced by their respective alternates, in case other effective or alternate member is not appointed by the substituted member, by means of a representation letter.

In case of temporary absence or impediment of the P-CA, the CA shall be chaired by the CA Vice-Chairman (“VP-CA”). In the temporary and simultaneous absence and/or impediment of the P-CA and VP-CA, the P-CA shall appoint, out of the remaining Board members, which one shall replace him or her as chairman of the CA.

In case of vacancy in the Director’s position, the substitute shall automatically be the respective alternate in case another Director is not appointed by the remaining Directors out of the alternate Directors, in observance of the Shareholders’ Agreements. The substitute member shall act until the first Meeting, in which he or she may be ratified in office or substituted by the shareholders. The substitute elected to fill the vacant position shall complete the remaining term of office of the replaced member.

7.5.	Executive Session

The CA may adopt executive sessions of Directors, without the presence of guests, for adjustment and discussions of matters of their own interest and, when required, separated minutes shall be drawn up and filed with the Company’s headquarters.

7.6.	Minutes

The RCAs minutes shall be clearly drafted, and must record the decisions taken, the informative matters, the persons in attendance, the registration of grounded votes and the vote abstentions, if any. Whenever possible, the minutes shall be approved and signed by the Directors immediately after the meeting ends. The minutes shall be filed in the Company in a proper book therefor.

There shall be disclosed to the market only the minutes of the CA meetings containing resolutions intended to have effects on third parties, and those that, at the CA’s discretion, are appropriate based on their relevance or in order to show compliance with certain practices by the Company, and these minutes shall be filed with the competent bodies and published as provided for by applicable law and regulations.

The secretary of the RCA will prepare and draw up the respective minutes, after approval by the CA, and other documents in the proper book, arranging for their filing in the competent bodies and their publication in the official press body and in a large-circulation newspaper, when applicable.

7.7.	Board’s Executive Secretary

The S-CA is the communication channel between the Directors, the LN-Braskem and their team, aiming to streamline, coordinate and monitor the information necessary for the proper fulfillment of their responsibilities.

Is chosen by the P-CA, out of a LN-Braskem indication, from among the members of the Company’s Corporate Governance area.

The S-CA is responsible for supporting the CA and its Committees in order:

i.	To elaborate and manage the ordinary meeting schedule and any extraordinary meetings;
ii.	To organize the RCAs and Committees’ meetings;
iii.	To standardize, review and distribute documents to be analyzed in the RCAs and Committees;
iv.	To obtain from the LN-Braskem and his or her staff clarifications on the PDs and other documents, whenever required;
v.	To aid the Directors, upon request, in matters of interest to the CA;
vi.	To follow up and support the delivery of actions arising from resolutions, especially those incumbent upon the P-CA;
vii.	To maintain the number, control and filing of PDs and other documents set forth in these Rules;
viii.	To elaborate agendas, related to the RCAs and the Committees, interacting with LN-Braskem and with the Directors on behalf of the P-CA;
ix.	Collect the signatures of all Directors who participated in the RCA in the respective minutes, in addition to recording the attendance of any guests;
x.	To propose and draft documents and support the implementation of measures seeking to improve the operations of the CA and its Committees; and

xi.	To assure the effective operation of the CA and its Committees.

7.8.	Miscellaneous

The communications between CA members and other assistants, whenever it occurs, must be made under a confidentiality regime.

In case of any conflict between these Regulations and the Company’s Bylaws, the Company’s Bylaws shall prevail, and these Rules shall be amended as necessary.

These Internal Rules were approved at the ordinary meeting of Braskem’s Board of Directors held on November 08th, 2023 and will be made available on the Company’s website.

EXHIBIT I

RESOLUTION PROPOSAL STANDARD MODEL

(Identification No.) (year) PD.CA/BAK-__/__

3 Members of the Board of Directors and of the Statutory Executive Officers.

4 Those are family members who are likely to have influence or be influenced by a person in the business of such board members with the entity, and include: (a) children, spouse or home companion of such person; (b) children of such person’s spouse or home companion; and (c) such person, spouse and civil companion’s dependents.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.